SUPERBAC PUBCO HOLDINGS INC.

Rua Santa Mônica, 1025

Parque Industrial San José

Cotia, SP, 06715-865 Brazil

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549-3561
Attn: Josh Gorsky and Alan Campbell

May 4, 2023

Re:	SUPERBAC PubCo Holdings Inc. Request to Withdraw Registration Statement on Form F-4

Filed July 11, 2022

File No. 333-266094

Ladies and Gentlemen:

SUPERBAC PubCo Holdings Inc., a Cayman Islands exempted company (the “Company”), hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-4 (File No. 333-266094) together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on July 11, 2022, and was amended on September 20, 2022, December 2, 2022 and February 9, 2023.

The Registration Statement was filed in connection the Business Combination Agreement, dated as of April 25, 2022, entered into by and among XPAC Acquisition Corp., a Cayman Islands exempted company, the Company, BAC1 Holdings Inc., a Cayman Islands exempted company, BAC2 Holdings Inc., a Cayman Islands exempted company, and SuperBac Biotechnology Solutions S.A., a sociedade anônima organized under the laws of Brazil (as amended, the “Business Combination Agreement”).

The reason for the withdrawal of the Registration Statement is that the Business Combination Agreement was terminated effective as of May 3, 2023. As a result, the transactions contemplated pursuant to the Business Combination Agreement will not occur. The Registration Statement was not declared effective by the Commission and no securities were sold in connection with the offering. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.

It is the Company's understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Filipe B. Areno at +55 (11) 3708-1848 or at Filipe.Areno@skadden.com.

Sincerely yours,

SUPERBAC PUBCO HOLDINGS INC.
By:	/s/ Wilson Ernesto da Silva
Name: Wilson Ernesto da Silva
Title: Director

cc:	Chu Chiu Kong, XPAC Acquisition Corp. Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP Roberta B. Cherman and Jonathan A. Lewis, Shearman & Sterling LLP